241 18th Street South, Suite 415, Arlington, VA 22202 Telephone (805) 520-8350 www.avinc.com ● NASDAQ: AVAV

March 7, 2024

Beverly Singleton, Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AeroVironment, Inc. Form 10-K for Fiscal Year Ended April 30, 2023 File No. 001-33261

Dear Ms. Singleton and Ms. Erlanger:

In your letter dated February 26, 2024 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for fiscal year ended April 30, 2023 within ten business days or advise you when we would provide a response.

As discussed with Ms. Singleton by telephone on March 6, 2024, this correspondence confirms our request for an extension of time to respond to the Staff Comment Letter so that we can devote appropriate time and resources to consider your comments and to complete our responses. We expect to provide our responses to the Staff Comment Letter on or before March 15, 2024. Thank you for your consideration. If you have any questions, please do not hesitate to contact me at (805) 520-8350.

Sincerely,

AEROVIRONMENT, INC.
/s/ Kevin P. McDonnell
Kevin P. McDonnell
Senior Vice President and Chief Financial Officer